UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ⬜ Form C: Offering Statement
- ⬜ Form C-U: Progress Update
- ⬜ Form C/A: Amendment to Offering Statement
    - ⬜ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ⬜ Form C-AR/A: Amendment to Annual Report
- ⬜ Form C-TR: Termination of Reporting

Name of issuer
Shark Wheel, Inc.

Legal status of issuer

 Form
 Corporation

 Jurisdiction of Incorporation/Organization
 California

 Date of organization
 October 24, 2012

Physical address of issuer
27285 Las Ramblas, STE 220, Mission Viejo, CA 92691

Website of issuer
www.sharkwheel.com

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,681,400.16	$1,374,789.00
Cash & Cash Equivalents	$553,045.84	$402,823.83
Accounts Receivable	$140,018.83	$3,336,995.00
Short-term Debt	$1,815,272.42	$143,826.00
Long-term Debt	$0.00	$5,232,913.26
Revenues/Sales	$2,199,706.10	$1,828,878.38
Cost of Goods Sold	$1,533,853.25	$1,179,068.00
Taxes Paid	$0.00	$26,755.19
Net Income	-$1,061,141.11	-$1,340,760.60

April 26, 2023

FORM C-AR

Shark Wheel, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Shark Wheel, Inc., a California Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.sharkwheel.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is **April 26, 2023**

.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Shark Wheel, Inc. (the "Company") is a California Corporation, formed on October 24, 2012. The Company was formerly known as not applicable. The Company is currently also conducting business under the name of not applicable.

The Company is located at 27285 Las Ramblas, STE 220, Mission Viejo, CA 92691.

The Company's website is www.sharkwheel.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Shark Wheels, Inc develops, manufactures, and markets helical wheels/tires that are composed of one or many three-dimensional sine waves.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our business projections are only projections.
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that \Ve will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited.
Any Class C common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time.
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed.
The Company, is offering Class C common stock in the amount of up to $1,796,755.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds. "

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as vie grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products.

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties.
While we have several products selling in the market, there are others that are currently in the research and development stage and have only manufactured prototypes for our farming wheels, wagon ,wheels and other wheels. Delays or cost overruns in the development of other Shark Wheels and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights.
The Class C common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that Start Engine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate

than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits.

Shark Wheel was formed on 10/24/2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Shark Wheel has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly.

One of the Company's most valuable assets is its intellectual property. The Company's owns multiple trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

COVID-related factors could impact the company's success.
Although Shark Wheel had its best year ever in 2020 during COVID, there is uncertainty moving forward in the middle of a pandemic. Global urethane shortages for all manufacturers impact lead times significantly and carrying inventory is a major issue as well.

Global urethane shortages
Global urethane shortages for all manufacturers impact lead times significantly and carrying inventory is a major issue as well.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Gary Fleishman is a part-time officer.
As such, it is likely that the company will not make the same progress as it would if that were not the case.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Shark Wheels, Inc develops, manufactures, and markets helical wheels/tires that are composed of one or many three-dimensional sine waves.

Business Plan

Shark Wheel's skateboarding division has shown growth year-over-year, Shark Wheel has invested heavily in R&D over the last 3 years. Shark Wheel won an SBIR NSF Phase I ($225,000), Phase II ($724,313) and Phase IIb ($150,000) government grant for its farming wheel. The wheel started selling in early 2023 in deals with an industry leader and a Fortune 500 company, as well as other smaller distributors. Shark Wheel will act as OEM and sell to various wheel industries. In the wheel world, there are standard sizes of wheels that work across different market segments. As an example, the wheel (caster) that works on luggage also works on tool boxes. Another example are wheels that are made for children's wagons also work on golf caddies. Shark Wheel will look to sign licensing deals in a variety of industries.

History of the Business

Conversion from Shark Wheel LLC to Shark Wheel, Inc.

The Company's Products and/or Services

Product / Service	Description	Current Market
Skateboard wheels	Sine wave shaped skateboard and longboard wheels as well as complete boards and accessories. sine wave wheels for luggage and roller skates.	Skateboarding, longboarding, roller skates, pallet jack wheels and luggage.
Center Pivot Irrigation Wheels	These wheels are for the center pivot irrigation industry (agriculture). After 5 years of development, Shark Wheel started selling in 2023	Agriculture (center pivot irrigation)

Sprayer tractor wheels, industrial cart casters and more.

Domestic and international distribution.

Competition

The Company's primary competitors are Shark Wheel has various competitors in each industry it enters into. In skateboarding, Shark Wheel recognizes Penny, Carver, Sector 9, Loaded, Kryptonics and Landyachtz as some of its competitors. The general skateboard market is $2B globally and a certain portion of this market is attributable to skateboard wheel. In central pivot irrigation, NFTrax, Galileo, Evolution, RhinoGator, Trelleborg and others are competitors. In electric skateboards, Onewheel, Meepo, and Evolve and competitors.

Shark Wheel is currently focusing on the skateboard industry and agriculture, although several other deals are in the works or have already been signed, such as luggage licensing deals to place Shark Wheels on products for the US Military, Samsonite, Harley Davidson, PGA Tour, NFL, NBA and more. The company is going direct into Walmart for the first time in 2022, although it has successfully sold through a distributor for 3+ years. In agriculture, Shark Wheel won 3 US Government Grants through the National Science Foundation and commercialized its wheel in early 2023. The first entry point is for irrigation wheels, which sell 300,000, wheels per year in North America. Shark Wheel has a signed deal with an industry leader and a Fortune 500 company for its irrigation wheel. Its competitors in irrigation are pneumatic tires (bias and radial tires), as well as airless solutions such as the NFTrax, Galileo wheel, Evolution wheel and others.

Supply Chain and Customer Base

Elasco Inc. - skateboard polyurethane Labeda - skateboard polyurethane Impexio Engineering - Metal machining

Skateboarders and longboarders around the world ages 5-85. Luggage users. Roller skate users. Walmart buyers.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
US10118439 B1	Wheel Having a Sinusoidal Circumference	Sine wave wheel for multiple applications	November 14, 2012	November 6, 2018	United States

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
201380064434.1	goods	class 28		May 7, 2017	china
4842437	goods	class 28		October 27, 2015	united states

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Shark Wheel	Tri-Athalon	Use of sine wave shaped luggage wheels	August 25, 2030
Shark Wheel	Mojo Tactical	Exclusivity for sine wave wheels on US Military deployment bags and tactical bags	May 15, 2024
Shark Wheel, Inc.	Mojo Licensing	Sine wave wheels on sports branded/sports league luggage, backpacks, etc. NFL NBA MLB NHL PGA Tour Team USA Olympics 150 Universities	October 5, 2024
Shark Wheel	Uremet	pallet jack wheels	December 31, 2024

Patents issued in EU, China, US. Multiple issued, multiple pending

Governmental/Regulatory Approval and Compliance

not applicable

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 27285 Las Ramblas, STE 220, Mission Viejo, CA 92691

The Company has the following additional addresses:

The Company conducts business in .

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
Shark Wheel Skate	Limited Liability Company	california	March 11, 2013	100.0%
Shark Wheel Agriculture	Limited Liability Company	Nebraska	March 2, 2020	100.0%
Shark Wheel Electric	Limited Liability Company	California	September 30, 2020	100.0%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Gary Fleishman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

May, 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Shark Wheel, CEO, May, 2014- November, 2021, Responsibilities: Negotiations

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in California, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Common Stock
Amount outstanding	19,011,930
Voting Rights	Class A - voting shares Class B - non-voting shares Class C - non-voting shares
Anti-Dilution Rights	not applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	not applicable

Type of security	Class B Common Stock
Amount outstanding	627,728
Voting Rights	non-voting
Anti-Dilution Rights	not applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	not applicable

Type of security	Class C Common Stock
Amount outstanding	1,938,079
Voting Rights	non-voting
Anti-Dilution Rights	not applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	not applicable

Type of security	Class C Common Stock
Amount outstanding	1,938,079
Voting Rights	non-voting
Anti-Dilution Rights	not applicable
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	not applicable

The Company has the following debt outstanding:

Type of debt	loan
Name of creditor	Lawrence R and Colleen A Halverson JTWROS
Amount outstanding	$100,000.00
Interest rate and payment schedule	8.0%
Amortization schedule	not applicable
Describe any collateral or security	not applicable
Maturity date	March 31, 2023
Other material terms	not applicable

Type of debt	loan
Name of creditor	Bluevine
Amount outstanding	$50,000.00
Interest rate and payment schedule	12.98%
Amortization schedule	Not applicable
Describe any collateral or security	Not applicable
Maturity date	June 9, 2023
Other material terms	

Type of debt	loan
Name of creditor	Lindquist Acquisitions
Amount outstanding	$100,000.00
Interest rate and payment schedule	8.0%
Amortization schedule	Not applicable
Describe any collateral or security	Not applicable
Maturity date	March 31, 2023
Other material terms	

Type of debt	loan
Name of creditor	Eric Plowman
Amount outstanding	$20,000.00
Interest rate and payment schedule	8.0%
Amortization schedule	Not applicable
Describe any collateral or security	Not applicable
Maturity date	March 21, 2023
Other material terms	

Type of debt	loan
Name of creditor	J2KR Investments, LLC
Amount outstanding	$100,000.00
Interest rate and payment schedule	8.0%
Amortization schedule	Not applicable
Describe any collateral or security	Not Applicable
Maturity date	January 31, 2023
Other material terms	

Type of debt	loan
Name of creditor	Szambecki LLC
Amount outstanding	$20,000.00
Interest rate and payment schedule	8.0%
Amortization schedule	Not applicable
Describe any collateral or security	Not applicable
Maturity date	March 31, 2023
Other material terms	

Type of debt	loan
Name of creditor	Stuart Posin
Amount outstanding	$50,000.00
Interest rate and payment schedule	8.0%
Amortization schedule	Not applicable
Describe any collateral or security	Not applicable
Maturity date	March 31, 2023
Other material terms	

Type of debt	loan
Name of creditor	Theodore Ko
Amount outstanding	$25,000.00
Interest rate and payment schedule	8.0%
Amortization schedule	Not applicable
Describe any collateral or security	Not applicable
Maturity date	March 31, 2023
Other material terms	

Type of debt	loan
Name of creditor	Robbin Dawson
Amount outstanding	$283,334.00
Interest rate and payment schedule	7.76%
Amortization schedule	Not applicable
Describe any collateral or security	
Maturity date	December 31, 2023
Other material terms	

The total amount of outstanding debt of the company is $598,334

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock		$541,306.05	R&D, molds, operating expenses, inventory		Regulation CF
Common Stock		$528,690.89	R&D, molds, operating expenses, inventory	November 1, 2020	Regulation CF
Common Stock	215,975	$715,924.00	Inventory, Operations, Tooling	February 10, 2022	Regulation CF
Common Stock	581,218	$1,090,737.00	R&D, inventory, tooling, operations	January 26, 2021	Regulation CF
Common Stock	339,262	$776,910.82	agriculture wheel purchases, operations	January 27, 2023	Regulation CF

Ownership

Gary Fleishman, Zack Fleishman and David Patrick are the founders and largest shareholders of the company. Shark Wheel, Inc. is the parent company that acts as a holding company and wholly owns the 3 subsidiaries underneath it.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Zack Fleishman	20.0%
Gary Fleishman	20.0%

(1)   Zack Fleishman owns 1,282,895 Option, which are convertible into 532,309.00 Option within 60 days

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
$1,394,547.00	-$608,347.00	$0.00

Operations

Shark Wheel is transforming into a sales company for the first time, having been primarily an R&D company investing heavily into development for several years. Shark Wheel is attempting to scale its business without building the size of its payroll too much. Shark Wheel is selling direct into Walmart in 2022 for the first time into over 1,000 retail stores. In 2023, Shark Wheel started selling its agriculture wheel to the center pivot irrigation industry for the first time after 5 years of R&D and testing. Shark Wheel has deals with an industry leader and a Fortune 500 company.

The team is working hard to enter profitability through a variety of channels and industries.

Liquidity and Capital Resources

On June 30, 2022 the Company conducted an offering pursuant to Regulation CF and raised $[ ].

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
Yes. Shark Wheel is currently financing large purchase orders for its agriculture wheel

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended,

3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	David Patrick
Relationship to the Company	CTO
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	3% per annum
Benefits or compensation received by Company	$100,000 plus interest
Description of the transaction	Company has loaned money to CTO

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Zack Fleishman
(Signature)

Zack Fleishman
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Income Statement
Shark Wheel Inc.
1 January 2022 to 31 December 2022

		31 Dec 22
Revenue		
Sales	$	2,199,706.10
Total Revenue	**$**	**2,199,706.10**
Less Cost of Sales		
Cost of Goods Sold	$	1,533,853.25
Merchant Fees	$	174,232.19
Total Cost of Sales	**$**	**1,708,085.44**
Gross Profit	**$**	**491,620.66**

Other Income and Expense		
Freight & Shipping	$	134,545.94
Advertising	$	248,549.37
Bank Service Charges	$	6,385.00
Contractor	$	104,665.71
Health Insurance	$	54,566.63
Insurance	$	59,635.06
Interest Paid	$	23,603.00
Legal & Professional Fees	$	56,210.95
Meals & Entertainment	$	4,653.89
Office Supplies	$	12,661.21
Payroll Expense	$	542,848.18
Postage & Delivery	$	10,342.43
Printing & Stationery	$	14,996.32
Rent	$	70,993.40
Research & Devlopment	$	23,740.34
Software	$	36,877.88
Taxes & Licences	$	45,917.17
Trade Show	$	16,477.80
Travel	$	9,328.47
Utilities	$	2,914.15
Warehouse and Fulfilment	$	37,050.92
Website Development	$	35,797.95
Total Other Income and Expense	**$**	**1,552,761.77**
Net Income	**$**	**(1,061,141.11)**

Balance Sheet

Shark Wheel Inc.

As at 31 December 2022

Assets		31 Dec 2022
Cash and Cash Equivalents		
Grant Acct - 0818	$	4,847.28
Industrial 3839	$	589.23
Chase Bank 3361	$	2,938.00
SHARK WHEEL SALES Acc 0796	$	12,037.77
Skate LLC Operating - 0788	$	24,047.54
Money Market Account 1885	$	258,190.86
Commercial Bank - 1148	$	1,808.75
Ops Parent Account 0834	$	242,852.06
Paypal	$	4,474.81
Sales Parent Account 0826	$	1,259.54
Total Cash and Cash Equivalents	$	**553,045.84**
Current Assets		
Accounts Receivable	$	140,018.83
Inventory Skate	$	1,594,079.81
Security Deposit	$	10,168.00
Prepaid Expenses	$	11,797.09
Advance to Vendor	$	190,076.50
Securum Capsa Investment	$	7,500.00
Loan Receivable	$	100,000.00
Total Current Assets	$	**2,053,640.23**
Property, Plant and Equipment		
Capital Equipment	$	29,820.00
Electric Mold	$	6,086.00
Patent	$	38,808.09
Total Property, Plant and Equipment	$	**74,714.09**
Total Assets	$	**2,681,400.16**

Balance Sheet
Shark Wheel Inc.
As at 31 December 2022

Liabilities and Equity		31 Dec 2022
Liabilities		
Current Liabilities		
Accounts Payable	$	522,476.50
Short Term Debt		
Bilnoski Investments LLC	$	25,000.00
Bluevine LOC	$	70,177.13
Bryn Mawr Trust	$	318,962.64
Diana Kaye Szambecki	$	20,000.00
Eric A Plowman	$	20,000.00
J2KR Investments LLC	$	100,000.00
Jay Pennock	$	53,000.00
Joann Bachewicz	$	10,000.00
Kokua LLC	$	100,000.00
Lawrence Roy Halverson	$	100,000.00
Lindquist Acquisitions LLC	$	100,000.00
LUI Investment LLC	$	100,001.18
Mary A Patil	$	25,000.00
Robert B Ash	$	20,000.00
Robin R Dawson	$	358,334.00
Stuart Posin	$	50,000.00
The Desylvia Revocable Living Trust	$	20,000.00
Theodore KO	$	25,000.00
Valerie Griswold	$	40,001.18
Wefunder Portal LLC	$	259,796.29
Note Payable		
Bladesphere	$	1,668.36
David Patrick	$	1,330.98
4sphere	$	22,579.46
Wilson Sonsini Goodrich Rosati	$	19,763.55
Sales Tax	$	2,046.00
Total Current Liabilities	$	**2,385,137.27**
Total Liabilities	$	**2,385,137.27**
Equity		
Capital stock		
Common stock	$	2,400.00
Additional paid-in capital	$	6,080,888.00
Retained earnings	$	(4,725,884.00)
Current Year Earnings	$	(1,061,141.11)
Total Equity	$	**296,262.89**
Total Liabilities and Equity	$	**2,681,400.16**